SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Amendment No. 1
                                     (Final)

                                       to

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                           Spreckels Industries, Inc.
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                         (Title of Class of Securities)


                                     8494163
                                 (CUSIP Number)


                              David P. Levin, Esq.
                Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 August 26, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with this statement:   |_|


                                Page 1 of 6 pages

                                                   SCHEDULE 13D
CUSIP No.    8494163                                          Page 2 of 6  Pages
- --------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SCOGGIN CAPITAL MANAGEMENT, L.P.
- --------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    |_|

                                                              (b)    |_|
- --------------------------------------------------------------------------------
3)       SEC USE ONLY

- --------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  WC, OO (See Item 3)
- --------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|
- --------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
- --------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      233,333 (See Item 5)
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       Not Applicable
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         233,333 (See Item 5)
         REPORTING             -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         Not Applicable
- --------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         233,333 (See Item 5)
- --------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                      |_|
- --------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.7%
- --------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
                  PN
- ----------------------------------------------------------------

                     Amendment No. 1 (Final) to Schedule 13D
                     ---------------------------------------

                  This Statement amends the Schedule 13D, dated December 8, 1995 (the "Schedule 13D"), filed by Scoggin Capital Management, L.P. ("Scoggin") with respect to the Class A Common Stock, $.01 par value (the "Common A Stock") of Spreckels Industries, Inc., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I. Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended by adding the following:

                  "Between December 1995 and August 1996, Scoggin acquired 72,000 shares of Common A Stock for aggregate consideration of $976,175. In April 1996, Scoggin acquired Warrants to purchase 30,000 shares for aggregate consideration of $193,650. The cost of such shares and Warrants was funded out of Scoggin's working capital which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. In addition, between December 1995 and July 1996, 24,000 shares of Common A Stock were acquired for aggregate consideration of $362,478. The cost of such shares was funded out of cash in managed customer accounts of Scoggin."

II. Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is amended and restated as follows:

                  "(a) Scoggin beneficially owns an aggregate of 233,333 shares of Common A Stock, representing approximately 3.7% of the shares of Common A Stock.1 Such shares consist of 193,683 shares issuable upon the exercise of Warrants to acquire shares of Common A Stock owned by Scoggin, and 29,650 shares issuable upon the exercise of Warrants to acquire shares of Common A Stock held in managed customer accounts. (See Items 5(d) and 6)

                  (b) Subject to the following two sentences, Scoggin has sole power to vote and dispose of Common A Stock beneficially owned by it. By reason of its position as general partner of Scoggin, S&E Partners may be deemed to possess the power to vote and dispose of the shares of Common A Stock beneficially owned by Scoggin. By reason of its position as general partner of S&E, Scoggin Inc. may be deemed to possess the power to vote and dispose of the shares of Common A Stock beneficially owned by Scoggin and S&E Partners.

- --------
1 Based upon 6,006,362 shares of Common A Stock reported by the Company to be outstanding as of May 17, 1996 in its Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

                  (c) Except as set forth on Schedule II annexed hereto, Scoggin has not effected any transactions in the Common A Stock during the past 60 days.

                  (d) The right to receive and the power to direct the receipt of dividends from, and the proceeds from the sales of 9,150 shares of Common A Stock reported beneficially owned by Scoggin, issuable upon exercise of Warrants to acquire such shares, is possessed by Scoggin International Fund, Ltd. (formerly UBZ Diversified Strategies Fund, Ltd.), a customer for whom Scoggin maintains a managed account. (See Item 6) The right to receive and the power to direct the receipt of dividends from, and the proceeds from the sales of 20,500 shares of Common A Stock reported beneficially owned by Scoggin, issuable upon exercise of Warrants to acquire such shares, is possessed by Rembrandt Partners LP (formerly Centennial Partners I, LP), a customer for whom Scoggin maintains a managed account. (See Item 6)

     (e) Scoggin ceased to be the beneficial owner of more than 5% of the Common A Stock on August 26, 1996. Accordingly, Scoggin no longer has a reporting obligation under Section 13(d) of the Securities Exchange Act, and Scoggin intends not to further amend its report on Schedule 13D to reflect changes in the facts set forth herein that may occur after the date hereof."

III.     Item 6 of the Schedule 13D, "Contracts, Arrangements,
         Understandings or Relationships with Respect to Securities of the Issuer," is amended by adding the following:

                  "In April 1996, Scoggin purchased additional A-1 Warrants to acquire 30,000 shares of Common A Stock."

                                        SIGNATURE
                                        ---------

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  September 5, 1996


                                        SCOGGIN CAPITAL MANAGEMENT, L.P.

                                        By:      Craig Effron, as President of
                                                 Scoggin Inc., the general
                                                 partner of S&E Partners L.P.,
                                                 the general partner of Scoggin
                                                 Capital Management, L.P.


                                                   /s/  Craig Effron
                                                 ------------------------
                                                   Name:  Craig Effron

                                                                     SCHEDULE II

                        TRANSACTIONS IN COMMON A STOCK OF
                           SPRECKELS INDUSTRIES, INC.
                          DURING THE PRECEDING 60 DAYS

Type of                                 Number of              Price per            Ticket                Total Cost/
Transaction              Date             Shares                 Share              Charge               Net Proceeds
- -----------              ----             ------                 -----              ------               ------------


Buy                    7/01/96            7,500                $15.50               $12.50               $  116,332

Sell                   7/01/96            7,500                 15.50                12.50                  116,237

Buy                    7/16/96            2,000                 15.0625              12.50                   30,137

Buy                    7/18/96            5,000                 15.50                12.50                   77,512

Buy                    8/02/96            5,000                 18.75                12.50                   93,762

Sell                   8/26/96          202,000                 23.571               37.50                4,761,304

All such transactions were conducted on the open market.